Exhibit 99.1

PRESS RELEASE

For immediate release

NuRAN Enters Maritime Private Networks with Pilot Opportunity Covering up to 1,000 Ships

Pilot to assess NuRAN product capabilities for monitoring, tracking and managing shipments, with a single opportunity that could lead to equipping up to 1,000 ships over time

●	New growth vertical: Pilot positions NuRAN to enter the maritime private network and fleet connectivity market.

●	Scalable opportunity: Single partner opportunity could expand to up to 1,000 ships over time if successfully validated.

●	Proven technology in harsh environments: Builds on NuRAN’s experience deploying robust, low-power connectivity in remote and challenging operating conditions.

●	Multiple use cases: Potential applications include shipment tracking, IoT sensor connectivity, asset monitoring and fleet operations.

Quebec, QC, Canada – September, 10th, 2026 – NuRAN Wireless Inc. (Nasdaq: NUR; FSE: 1RN) (“NuRAN” or the “Company”), a leading rural telecommunications infrastructure provider in Africa, today announced that it has recently entered into a pilot engagement with a fleet management company. The pilot is designed to assess the capabilities of NuRAN’s solutions to monitor, track and support the management of various shipments in maritime fleet environments.

The pilot represents NuRAN’s first step into a new industry vertical that brings together private wireless infrastructure, fleet management systems and shipment visibility. Through the engagement, the Company expects to evaluate how its network products can support connectivity between vessels, onboard systems, cargo assets, sensors and operational platforms used to monitor fleet activity and shipment status. The Company believes that this single opportunity, if successfully validated and commercially expanded, could lead to the deployment of NuRAN technology on up to 1,000 ships over time.

NuRAN views this opportunity as an opening into a new industry where its technology may be well suited given its proven performance in challenging operating environments. The Company’s products and network designs have been deployed in remote rural areas of Africa, where infrastructure constraints, difficult logistics, power limitations and harsh field conditions require robust, reliable and efficient communications solutions. NuRAN believes these attributes are directly relevant to maritime fleet operations, where dependable connectivity and shipment visibility are critical.

Key Points

●	NuRAN has recently partnered with a fleet management company to conduct a pilot in the maritime fleet private network industry.

●	The pilot will assess NuRAN’s product capabilities to monitor, track and support the management of various shipments.

●	If successfully validated and commercially expanded, this single opportunity could lead to equipping up to 1,000 ships with NuRAN technology over time.

PRESS RELEASE

●	NuRAN believes its technology is well suited to maritime fleet applications given its proven use in harsh, remote rural environments across Africa.

●	Potential applications include shipment tracking, IoT sensor connectivity, asset monitoring, operational data transfer, safety systems and edge-enabled services.

●	The pilot is expected to inform NuRAN’s assessment of future commercial opportunities in maritime fleet private networks.

Pilot to Validate Maritime Fleet Connectivity and Shipment Tracking Applications

The maritime and logistics industries are increasingly focused on real-time visibility, improved shipment monitoring, asset tracking and operational resilience. Fleet operators and shipment managers are seeking network solutions that can help connect cargo, vessels, onboard equipment and operating platforms, particularly where connectivity can be fragmented or dependent on multiple technologies.

Through the pilot, NuRAN and its fleet management partner intend to assess how NuRAN’s product line can support private network architectures for shipment tracking and fleet operations. The evaluation is expected to focus on connectivity performance, deployment requirements, integration with fleet management workflows, data collection from sensors and assets, and the ability to support reliable monitoring across maritime logistics environments. Based on the partner’s potential deployment footprint, the Company believes the opportunity could scale to as many as 1,000 ships if the pilot achieves its technical and commercial objectives.

Market Opportunity

The opportunity sits at the intersection of several growing markets, including maritime digitization, marine IoT, connected ships, ship tracking and enterprise private wireless networks. Recent industry research estimates the global marine IoT market at approximately US$7.59 billion1 in 2025, growing to US$15.79 billion1 by 2030, while the connected ship market is estimated at approximately US$8.1 billion1 in 2025, growing to US$14.2 billion1 by 2033. Separately, the global ship tracking market was estimated at US$5.87 billion1 in 2025 and projected to reach US$15.01 billion1 by 2034, and the private 5G network market is projected to expand from US$3.9 billion1 in 2025 to US$150.7 billion1 by 2033. NuRAN believes these trends support increasing demand for secure, resilient and data-enabled connectivity solutions for fleets, vessels, cargo assets and logistics environments.

Management Comment

“This pilot marks an important step in NuRAN’s evaluation of maritime fleet private networks as a new industry vertical,” said Francis Létourneau, Director and Chief Executive Officer of NuRAN Wireless. “Over the years, NuRAN has developed a product line, accumulated expertise and gained operating experience in some of the most challenging telecommunications environments, including remote rural Africa. We believe these capabilities can help open new industry opportunities where robust, reliable and efficient connectivity solutions are required. Importantly, this initiative does not represent a deviation from NuRAN’s current business model, but rather an additional opportunity that builds on our diversified infrastructure platform and extends the application of our proven technology into adjacent markets. This maritime fleet opportunity could ultimately involve up to 1,000 ships and, if successfully validated, may represent a meaningful new growth avenue for the Company.”

1 Source: Marine Internet of Things market figures are based on The Business Research Company, Marine Internet of Things Global Market Report 2026; connected ship market figures are based on Grand View Research, Connected Ship Market Size and Share Report, 2026–2033; ship tracking market figures are based on Fortune Business Insights, Ship Tracking Market Size, Share & Growth Report, 2026–2034; and private 5G network market figures are based on Grand View Research, Private 5G Network Market Size & Share Report, 2026–2033.

PRESS RELEASE

About NuRAN Wireless:

NuRAN Wireless Inc. (Nasdaq: NUR; FSE: 1RN) is a rural telecommunications infrastructure company connecting remote and underserved communities across Africa. Through its Network-as-a-Service model, NuRAN finances, builds, owns, operates and maintains 2G, 3G and 4G mobile network infrastructure for mobile network operators seeking to expand coverage outside urban markets.

NuRAN has more than 5,000 sites under contract, of which a portion have been built and are operating today. The Company combines telecommunications engineering, low-power wireless technology, renewable-energy-enabled infrastructure, site selection and field operations to solve the economic and technical challenges of rural mobile coverage.

NuRAN is also building on this foundation by evaluating adjacent infrastructure opportunities, including private wireless networks, edge connectivity, energy-enabled infrastructure and managed-service models for rural, remote and hard-to-connect environments. The Company believes that the same attributes that have enabled its technology to operate in challenging rural African deployments — robustness, reliability, energy efficiency and remote-serviceability — may also support applications in maritime fleet environments.

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau,

Director and CEO

Francis.letourneau@nuranwireless.com
Tel: (418) 264-1337

Forward Looking Statements

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities laws and applicable United States securities laws, including the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, as amended, to the extent applicable. Forward-looking statements are often, but not always, identified by words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “may,” “would,” “could,” “should,” “targets,” “potential” and similar words.

Forward-looking statements in this news release include, without limitation, statements regarding: the Company’s entry into the maritime fleet private network industry; the pilot with a fleet management company; the timing, scope, structure and potential benefits of the pilot; the potential for the opportunity to scale to up to 1,000 ships; the ability of NuRAN’s product line to monitor, track and support the management of shipments; the applicability of private wireless network architectures, edge connectivity, hybrid backhaul and managed-service models to maritime fleets, vessels, cargo assets, shipment tracking and logistics environments; potential market demand, technical performance, cost efficiency, reliability, security, partnerships, pilots, commercial agreements, financing, deployments, capacity and revenue; and the Company’s business model, infrastructure platform and growth strategy.

PRESS RELEASE

These forward-looking statements are based on management’s current beliefs, expectations, estimates, assumptions and plans as of the date of this news release. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or developments to differ materially from those expressed or implied. Such risks include, without limitation: the Company’s ability to obtain sufficient financing and working capital; the early-stage nature of the maritime fleet private network initiative and related pilot; the ability to validate, commercialize or scale the opportunity to up to 1,000 ships; market validation, technology assessment, execution, integration and field-deployment risks; delays, cost increases or changes in scope; the availability and performance of wireless equipment, edge systems, energy systems and backhaul connectivity; the ability to integrate NuRAN’s product line with fleet management systems, shipment tracking workflows and maritime operating environments; customer demand and the ability to enter into agreements on acceptable terms; the performance of technology partners, fleet management partners, suppliers, lenders, governments, regulators and other counterparties; spectrum, maritime, regulatory, permitting, data-residency, privacy, cybersecurity, political, security, currency and technology risks in relevant markets; supply chain and logistics risks; competition; technology obsolescence; network uptime and operational risks; the ability to complete contracted sites; capital-markets conditions; Nasdaq and other exchange-compliance risks; and general economic, market, industry and business conditions. There can be no assurance that the pilot will be completed, that it will demonstrate the anticipated capabilities, that the opportunity will scale to any particular number of vessels, that any partnership or commercial opportunity will be completed, or that any expected commercial, financing or operating benefits will be realized.

Readers should not place undue reliance on forward-looking statements, which speak only as of the date of this news release. Additional risks and uncertainties are described in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as applicable, and in its filings on SEDAR+ at www.sedarplus.ca. The forward-looking statements in this news release are expressly qualified in their entirety by this cautionary statement. The Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.